

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "MADEINUSA.COM FUND

ONE, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF

FEBRUARY, A.D. 2022, AT 3:22 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6618477 8100
SR# 20220503131

Authentication: 202656648
Date: 02-14-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:22 PM 02/14/2022
FILED 03:22 PM 02/14/2022
SR 20220503131 - File Number 6618477

CERTIFICATE OF INCORPORATION

of

MADEINUSA.COM FUND ONE, INC.

FIRST: The name of the corporation is MadeInUSA.com Fund One, Inc. (the "***Corporation***").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the Company's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose for which the Corporation is organized is to engage in any and all lawful acts and activities for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware. The Corporation shall have all powers that may now or hereafter be lawful for a corporation to exercise under the General Corporation Law of the State of Delaware and shall have perpetual existence.

FOURTH: The name of the incorporator is Christopher M. McNeill, and his mailing address is 5949 Sherry Lane, Suite 900, Dallas, Texas 75225

FIFTH: The name and mailing address of the initial director, who shall serve until the first annual meeting of stockholders or until their respective successors are elected and qualified, are as follows:

Name	Address
Don Buckner	5949 Sherry Lane, Suite 900 Dallas, Texas 75225

SIXTH: The Corporation is authorized to issue one class of stock to be designated, "***Common Stock***". The total number of shares that the Corporation is authorized to issue is 10,000,000 shares of Common Stock, par value $0.0001 per share.

SEVENTH: Directors of the Corporation need not be elected by written ballot unless the bylaws of the Corporation otherwise provide.

EIGHTH: No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any Person (as hereinafter defined) in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, has a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the

1

disinterested directors be less than a quorum; (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction. "*Person*" as used herein shall have the meaning given in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, as modified and used in Sections 13(d)(3) and 14(d)(2) of such act.

NINTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another Person, to the fullest extent permitted under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article NINTH is in effect. Any repeal or amendment of this Article NINTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article NINTH. Any such officer or director shall have the right to require the Corporation to reimburse him or her for all expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs or expenses is not permitted under the General Corporation Law of the State of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article NINTH shall extend to proceedings involving the negligence of such Person.

As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

TENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article TENTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article TENTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the General Corporation Law of the State of Delaware.

ELEVENTH: A special meeting of the stockholders may be called, and business to be considered at any such meeting may be proposed, at any time by a majority of the members of the board of directors or by the holder(s) of at least ten percent of the issued and outstanding stock entitled to vote on such matters properly coming before a special meeting of the stockholders.

TWELFTH: The Corporation elects not to be governed by Section 203 of Delaware General Corporation Law.

THIRTEENTH: There shall be no cumulative voting for directors of the Corporation.

FOURTEENTH: All of the power of the Corporation, insofar as it may be lawfully vested by this Certificate of Incorporation in the Board of Directors, is hereby conferred upon the Board of Directors of the Corporation. In furtherance of and not in limitation of that power or the powers conferred by law, the Board of Directors shall have the power to adopt, amend and repeal the bylaws of the Corporation.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring that this is my act and deed and that the facts herein stated are true, and accordingly have hereunto set my hand this 14th day of February 2022.

By: _____
Name: Christopher M. McNeill